UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-9463

(Check One)
 ☒  Form 10-K         Form 20-F         Form 11-K         Form 10-Q       Form N-SAR       Form N-CSR

For the Period Ended December 31, 2009.

          . Transition Report on Form 10-K
          . Transition Report on Form 20-F
          . Transition Report on Form 11-K
          . Transition Report on Form 10-Q
          . Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MDI, Inc.
Full Name of Registrant

Former Name if Applicable

835 Proton Road
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258
City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

As previously announced and as described in Form 8-K of MDI, Inc. (the “Company”) dated March 22, 2010, on February 11, 2010 the Company retained the services of Padgett Stratemann & Co. LLP, Certified Public Accountants & Business Advisors (“Padgett Stratemann”), to provide to the Company services including (i) responding to the Securities and Exchange Commission (“SEC”) dealing with accounting  issues; (ii) assisting the Company management and its auditors in setting up an accounting system that can subsequently be used by Company employees; (iii) other tasks as may be agreed upon; and (iv) work with the Company’s auditors. The Company believes that it may be necessary  to restate the Company's previously issued financial statements as of and for the three months ended September 30, 2009 (“Third Quarter”) as included in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 16, 2009 (the "Third Quarter 10-Q"), as follows:

•	The shares of preferred stock included in diluted earnings per share should not have been included as they were determined to be anti-dilutive.

•
The Company was in error in assigning a fair value of $150,000 to a related party receivable from Ridgemont Investment Group LLC (included in the “Financial Assets” balance in Footnote 3 of the Third Quarter 10-Q). This amount had previously been disclosed in note 4 of the Company’s June 30, 2009 Form 10-Q as a related party receivable that was fully reserved as of December 31, 2008.

•	The Company had not included a related party footnote disclosure.

•	The Company’s presentation of discontinued operations were not in accordance with disclosure requirements under generally accepted accounting principles.

Additionally, the Company is currently addressing certain comments of the SEC that could impact disclosure on the Company’s Form 10-K, and such comments will not be resolved prior to the filing deadline for the Annual Report.

The Company additionally has not completed its engagement of  Weaver and Tidwell, L.L.P., as the Company’s independent registered accounting firm to perform an audit of the Company’s consolidated financial statements as of and for the year ending December 31, 2009.

Due to the pending restatement, the SEC comments, and until such time as the Company has engaged Weaver & Tidwell, or another independent registered accounting firm, the Company is unable to file the Form 10-K within the prescribed due date of March 31, 2010, or on or before the fifteenth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-K as soon as practicable after the completion of the restatement.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Rob Schorr
12500 Network Blvd.
Suite 306
San Antonio, Texas 78249

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
 ☒   Yes        No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes   ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MDI, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/02/2010
MDI, Inc.

By /s/ Rob Schorr
Rob Schorr, Attorney in Fact and Vice President